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                                   SUPPLEMENT
                                       TO
                           OFFER TO PURCHASE FOR CASH
                      UP TO 8,341 LIMITED PARTNERSHIP UNITS
                                       OF
                  MARRIOTT RESIDENCE INN II LIMITED PARTNERSHIP
                                       AT
                                  $200 PER UNIT
                                       BY
                      MADISON LIQUIDITY INVESTORS 117, LLC
                                (the "Purchaser")

         FOR THE REASONS DESCRIBED BELOW, THE PURCHASER HAS REDUCED THE PRICE AT WHICH IT IS WILLING TO PURCHASE UNITS TO $200 PER UNIT. TENDERING UNITHOLDERS MAY WITHDRAW TENDERS OF UNITS AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER. THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD HAVE BEEN EXTENDED, AND WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON APRIL 16, 2002, UNLESS FURTHER EXTENDED.

         This Supplement provides additional information concerning the Purchaser's Offer, dated February 15, 2002, to purchase limited partnership Units in Marriott Residence Inn II Limited Partnership, a Delaware limited partnership (the "Partnership"). The Offer is made pursuant to the Purchaser's Offer to Purchase of that date, as supplemented hereby, and this Supplement should be read in conjunction therewith.

         Unitholders are urged to read carefully this Supplement and the Offer to Purchase, including the accompanying Agreement of Assignment and Transfer, before deciding whether to tender their Units.

         Unitholders should be aware of the following:

         Consideration for Units. For the reasons described below, the Purchaser has reduced the price at which it is willing to purchase Units, and is now offering $200 per Unit, in cash, reduced by any cash distributions made or declared on or after February 15, 2002, with interest at the rate of 7% per annum from the Expiration Date to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time. If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration. TENDERING UNITHOLDERS MAY WITHDRAW TENDERS OF UNITS AT ANY TIME PRIOR TO THE EXPIRATION DATE OF THE OFFER. IF UNITS PREVIOUSLY TENDERED ARE NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE, THE TENDERING UNITHOLDER WILL BE ENTITLED TO THE OFFER PRICE THEN IN EFFECT, ON THE TERMS AND CONDITIONS REFERRED TO ABOVE.

         The Purchaser continues to believe, although it cannot guarantee, that the Offer may be an attractive one for many Unitholders, based on (i) the Partnership's historical operations and distribution performance, (ii) the nature and condition of the Partnership's properties and the future capital expenditure obligations they will require, (iii) the terms of the Partnership's indebtedness and the long-term management agreement encumbering such properties and (iv) the financial and record-keeping benefits that will accrue to a Unitholder whose interest is purchased.

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         Expiration Date. The Expiration Date of the Offer has been extended to
5:00 p.m., New York Time, on April 16, 2002 or such other date to which this Offer may be extended. The Purchaser is offering to pay interest on the Offer Price because the Partnership's Limited Partnership Agreement, which provides, among other things, that assignments become effective on the first day of a fiscal quarter of the Partnership, will delay payment for Units accepted for payment until after the first day of the Partnership's 2002 third fiscal quarter (approximately June 15, 2002). The Purchaser believes the Partnership's practice is to provide confirmation of transfers only after they have actually taken place, which may be some days or one or more weeks after the date of transfer. The Purchaser will pay for Units accepted for payment as soon as possible after receipt of confirmation of transfers.

         Establishment of the Revised Offer Price; Purchaser's Prior Offer for Units and Future Plans. The Purchaser made a previous offer for up to 7,000 Units in September, 2001 at an offer price of $275 per Unit. Pursuant to that offer, which terminated on November 20, 2001, the Purchaser acquired an aggregate of 5,399.75 Units, constituting 7.71% of the outstanding Units. Following the conclusion of that offer, the Purchaser continued to monitor the Partnership's financial performance and public statements. After considering, among other things, the Partnership's financial condition and results of operations reported in its Quarterly Report on Form 10-Q for the period ended September 7, 2001 and its announcement that several parties had expressed an interest in purchasing the Partnership's properties, and after reconsidering its own investment objectives, the Purchaser decided to launch the current Offer at a price per Unit of $300. After commencing the current Offer, the Purchaser took into account the information contained in the Partnership's March 6, 2002 Recommendation Statement on Schedule 14D-9 in response to the Offer and conducted further analyses of the Partnership's assets and business. Utilizing the Partnership's disclosure in its Schedule 14D-9 that revenue per available room and operating profit decreased during the fourth quarter of fiscal 2001 by 16% and 10.3%, respectively, the Purchaser estimated the 2001 cash flow of the Partnership's properties at approximately $15.9 million. In order to obtain a value equal to the current debt level on the Partnership's properties of $132 million, a capitalization rate of 12% on the Purchaser's estimated 2001 cash flow would be required. While the Purchaser believes a 12% capitalization rate is within the range currently employed in the marketplace for extended stay hotels of similar age and quality, which are subject to a management agreement structure similar to the Partnership's, such rate is more aggressive than the 12.5% capitalization rate previously used by the Purchaser. Because the net equity value of the Partnership's properties is their gross value reduced by the amount due on its mortgages, the Purchaser calculated the Partnership's estimated value by subtracting the amount of cash the Partnership expects to spend on capital improvements (approximately $10 million) and the General Partner's one percent share of sales and refinancing proceeds from the Partnership's net working capital.

         This analysis yielded an estimated value of approximately $20.6 million, or $294 per Unit, as compared to an estimated value of approximately $33 million, or $474 per Unit, calculated by the Purchaser at the commencement of the Offer. The reduced Offer Price of $200 per Unit represents a 32% discount to the revised estimated value, as compared to the original $300 per Unit Offer Price representing a 47% discount to the Purchaser's original estimated value. As set forth in the Offer to Purchase, however, the Purchaser does not believe that this estimated per Unit value is an accurate reflection of what an investor might receive today or in future periods in respect of a Unit, which, in the Purchaser's judgment, may be less than this estimate of per-Unit value, after taking into account (i) a reduction in the value of the Partnership's properties due to the unfavorable terms of the management agreement, (ii) a reduction in cash and cash equivalents to fund payment of the deferred incentive management fees and (iii) other factors, such as the use of additional cash for capital expenditures and the continuation of the depressed hotel real estate market, which are difficult to quantify. In determining to reduce the Offer Price, the Purchaser also took into account (1) the lack of liquidity, (2) the limited frequency of trading of Units in the secondary market, (3) the fact that it will not control the Partnership upon consummation of the Offer, (4) the apparent absence of a definitive liquidation plan for the Partnership, (5) the fact that the Partnership is currently not paying distributions out of operations, (6) the indebtedness of the Partnership, (7) certain tax considerations and (8) the prices at which the Purchaser has acquired Units it already owns.

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         The Purchaser has communicated to the Partnership its concerns about the apparent inconsistency between the Partnership's determination to increase capital expenditures in the near term and its obligation under the Partnership Agreement to attempt to locate a purchaser for the Partnership's inns and liquidate the Partnership as promptly as practicable, and has demanded to inspect the Partnership's relevant books and records regarding such expenditures.

         As set forth in the Offer to Purchase, the purpose of the Offer is to enable the Purchaser to acquire a significant interest in the Partnership for investment purposes based on its expectation that there may be underlying value in its properties. While the Purchaser does not currently have any intention to acquire additional Units other than pursuant to the Offer, or to change the management or operation of the Partnership, those plans could change. If the Purchaser or its affiliates determine to acquire additional Units in the future, such acquisition(s) may be made through private purchases, tender offers or other means, and may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer.

         Conditions to the Offer. There are no conditions to the Offer based on minimum Units tendered, the availability of financing or otherwise determined by the success of the Offer. We may, however, not be obligated to purchase Units in the event certain conditions, set forth in the Offer to Purchase, occur prior to the Expiration Date, such as legal or governmental actions which would prohibit the purchase or if a material adverse change occurs with respect to the Partnership or its business (including extraordinary distributions by, or change in control of, the Partnership). Subsequent to the Expiration Date and prior to payment for the Units, we will not be obligated to purchase any Units if a legal or governmental action would prohibit the purchase.

         The Purchaser and the Co-Bidders have not engaged a Depositary for the Offer. Tendered Units will be received by the Purchaser and submitted by the Purchaser to the transfer agent for the Partnership for transfer, and the Purchaser will hold the funds necessary to pay Unitholders for purchased Units upon transfer of the Units to the Purchaser. Unitholders should note that a bankruptcy event affecting the Purchaser or one or more of the other Co-Bidders could delay or frustrate payment for purchased Units. The Purchaser and the Co-Bidders have chosen not to engage a Depositary because affiliates of the Purchaser have substantial experience in transferring limited partnership interests, as well as to minimize the costs of the Offer. The Purchaser does not believe that the absence of a Depositary will result in any delay in effectuating transfers.

         Other Terms. Except as modified as described above, the terms of the Offer and other information set forth in the Offer to Purchase continue in full force and effect.

March 19, 2002

MADISON LIQUIDITY INVESTORS 117, LLC